SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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ABU DHABI
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SINGAPORE
TOKYO
TORONTO

February 5, 2025

VIA EDGAR

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. John Dana Brown

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company

Draft Registration Statement on Form F-1

Submitted December 20, 2024

CIK No. 0002044255

Dear Ms. Miller, Mr. Brunhofer, Ms. Paik and Mr. Brown:

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s proposed response to the comment contained in the Staff’s letter dated January 23, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 20, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

February 5, 2025

Draft Registration Statement on Form F-1 submitted December 20, 2024

General

1.

We note that you earn most of your revenues pursuant to your agreements with Bitmain and Northstar, which appear to be China and Hong Kong based companies, respectively; two of your five subsidiaries are incorporated in Hong Kong; and Mr. Yichun Hua, who appears to have been CFO of Bitmain, beneficially owns 77.9% of the company. Please tell us your consideration for including specific and prominent disclosure about the legal and operational risks associated with China-based companies, including disclosure and risk factors addressing how cash is transferred through your organization. For guidance, see Sample Letter to Companies Regarding China-Specific Disclosures on our website.

The Company respectfully advises the Staff that the Company is not a China-based company, because it is not based in mainland China or Hong Kong. The Company is headquartered in Singapore, which is where the Company’s key decision-making functions are located. From a shareholding perspective, as is discussed in more detail in the response to comment 4 below, as of the date hereof, Antalpha Technologies Holding Company is the holder of record of 77.9% of the Company. The voting power of Antalpha Technologies Holding Company is controlled by Mr. Yichun Hua, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata in equal proportion (with each of them controlling one-third of the total voting power). Mr. Hua is a resident of Hong Kong, Ms. Yuan Fang is a Canadian citizen and Ms. Anggun Mulia Fortunata is an Indonesia citizen. Operationally, the Company provides supply chain financing solutions through Antalpha Digital Pte. Ltd. and Antalpha Technologies Pte. Ltd., its subsidiaries in Singapore. The Company does not have operations in mainland China, and its entities in Hong Kong merely provide operational support.

The Company further respectfully advises the Staff that the Company engages with Bitmain and Northstar entities outside of mainland China, for example, mainly with Bitmain Technologies Georgia Limited, a U.S. based company, and with Northstar Digital (HK) Limited, a Hong Kong based company. Our dealings with Northstar Digital (HK) Limited mainly relate to the loan agreement between us. While Bitmain and Northstar are important strategic partners of the Company, the Company’s revenues are derived from third-party customers, to whom the Company provides its services.

Accordingly, the Company respectfully advises the Staff that the Company is not a China-based company, and the legal and operational risks associated with China-based companies are not applicable to the Company.

2.

We note press releases and news stories regarding business activities that are not discussed in the registration statement. Please tell us whether you still engage in these activities, or no longer do because of the 2024 Reorganization or for other reasons. If these activities are currently a material part of your operations, please provide appropriate disclosure. In that regard, we note news reports about:

•	Antalpha providing equity financing, including a press release about Antalpha providing “tens of millions of dollars” in equity financing to Pando Group.

•	Material ownership of, or continued business with, Metalpha. We note articles about Antalpha owning 49% of Metalpha and that Antalpha is Metalpha’s largest customer.

The Company respectfully advises the Staff that it no longer engages in the business activities raised by the Staff because of the 2024 Reorganization. Upon the completion of the 2024 Reorganization, the Company no longer owns, whether directly or indirectly, any equity interests in Pando Group or Metalpha.

3.

Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

U.S. Securities and Exchange Commission

February 5, 2025

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Cover Page

4.

We note that you are a “controlled company” within the meaning of the Nasdaq Stock Market Rules. Please revise your cover page to disclose the identity of your controlling shareholders and the voting power percentage your controlling shareholder will hold after completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to identify Antalpha Technologies Holding Company as its controlling shareholder and disclose the voting power percentage its Antalpha Technologies Holding Company will hold after completion of the offering. In particular, the Company respectfully advises the staff that, since the submission of the Draft Registration Statement, Antalpha Technologies Holding Company is no longer wholly beneficially owned by Mr. Max Yichun Hua. The voting power of Antalpha Technologies Holding Company is controlled by Mr. Yichun Hua, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata in equal proportion (with each of them controlling one-third of the total voting power). The Company has revised the disclosure on the cover page, page 74 and page 138 of the Revised Draft Registration Statement to describe the current ownership and voting structure of Antalpha Technologies Holding Company.

Prospectus Summary

Overview, page 1

5.

We note your disclosure on page 2 comparing your revenues from September 30, 2023 to September 30, 2024. Please also provide disclosure comparing your net income/(loss) from September 30, 2023 to September 30, 2024.

In response to the Staff’s comment, the Company has revised pages 2 and 106 of the Revised Draft Registration Statement to provide disclosure comparing its net income/(loss) from September 30, 2023 to September 30, 2024.

6.	We note your disclosure on page 4 and elsewhere that Northstar is owned by the CEO and founder of Bitmain. Please identify the CEO and founder of Bitmain to which you are referring.

The Company respectfully advises the Staff that the individual that was being referred to was Mr. Ketuan Zhan, and that his role at Bitmain is publicly available information. Northstar is currently owned by an irrevocable trust, and the trustee of this irrevocable trust is a professional trustee firm. Mr. Zhan is the settlor and beneficiary of the irrevocable trust, but he does not take part in the operation of Northstar. The Company has revised page 113 of the Revised Draft Registration Statement to disclose this more clearly. Additionally, in view of the fact that Northstar and the Company are no longer under common control and are each operating as independent companies, the Company has revised pages 4, 108 and 113 of the Revised Draft Restatement Statement to delete the disclosure that there is a strong alignment of interest between the Company and Northstar.

U.S. Securities and Exchange Commission

February 5, 2025

Our Competitive Strengths, page 3

7.	We note your disclosure that your founder and management team have deeply rooted experience in Bitcoin mining. Please disclose the identity of your founder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 107 of the Revised Draft Registration Statement to disclose the identity of its founder.

Risk Factors, page 18

8.

Please provide separately captioned risk factors discussing the potential conflicts of interest arising from the other business interests of your “ultimate beneficiary owner” referred to on page F-28. Name this individual, describe this person’s other material business interests, and provide sufficiently detailed discussions of existing or potential conflicts of interest that may arise. By way of example only, we note from page F-28 that your “ultimate beneficiary owner” controls Bitmain, Antpool, Chanhua, and SophGo. We also note your disclosure that Northstar is owned by the CEO and founder of Bitmain, which your “ultimate beneficiary owner” controls.

The Company respectfully advises the Staff that the disclosure regarding its “ultimate beneficiary owner,” (the “Prior UBO”), was made as of September 30, 2024. As described in the Company’s response to Comment No. 4 above and in the Revised Draft Registration Statement, the Company’s current controlling shareholder is Antalpha Technologies Holding Company, and each of Mr. Yichun Hua, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata controls one-third of the total voting power of Antalpha Technologies Holding Company. The Prior UBO no longer has control over the Company. As such, the Company, Bitmain, Antpool and Chanhua are no longer related parties under the common control of the Prior UBO, and the Company does not anticipate any significant conflicts of interest could arise. Additionally, the Company also respectfully advises the Staff that it has reassessed its transactions with SophGo. In view of the fact that the Prior UBO did not control SophGo as of September 30, 2024 and the fact that no transactions between the Company and SophGo had actually been consummated in the prior two years, the Company has determined that no disclosure relating to SophGo is necessary under Note 19 to its financial statements. The Company has revised page F-32 of the prospectus to disclose the foregoing.

Risks Related to Our Business, page 18

9.

We note your disclosure on pages 25-27. It appears that you are currently substantially dependent on Bitmain and Northstar. Please disclose the specific risks that you face due to this dependence. With respect to both Bitmain and Northstar, consider their locations, regulations with which the companies must comply, their industries, the specific markets that each company services, etc. and address how your company would be impacted based on the risks encountered by Bitmain and Northstar.

The Company respectfully advises the Staff that, because the Company, Bitmain and Northstar are no longer related parties under the control of the Prior UBO, it is not privy to detailed information relating to the operation of Bitmain or Northstar and is not familiar with the regulations that these entities must comply in their operations. The Company however acknowledges the Staff’s comment and has revised the disclosure on pages 25-26 and page 29 of the Revised Draft Registration Statement to include additional disclosure on the specific risks that it may face due to the dependence on Bitmain and Northstar.

U.S. Securities and Exchange Commission

February 5, 2025

We derive a significant portion of our revenues from financing activities relating to the purchase of Bitcoin mining machines, page 22

10.

We note your disclosure that block reward halving events could adversely affect the market for Bitcoin mining machines. Please expand your disclosure to explain that the method for creating new Bitcoin is mathematically controlled in a manner so that the supply of Bitcoin grows at a pre-set schedule, providing the number of Bitcoin outstanding as of a recent date and the total number of Bitcoin that can be mined.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Revised Draft Registration Statement.

Our existing portfolio contains loans to Bitcoin mining companies, page 25

11.

We note your disclosure that your existing portfolio contains loans to borrowers whose operations are “geographically concentrated in Asia and North America (mainly in Texas, Arkansas, Montana and Indiana).” Please expand your disclosure to identify the geographic concentrations of your loans in Asia as you do for North America.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Revised Draft Registration Statement.

Our success and future growth depend significantly on our marketing efforts, page 25

12.	Please address any risks attendant to your relationship with Bitmain being based on a nonbinding memorandum of understanding and not a contract.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Draft Registration Statement to address the risks attendant to its relationship with Bitmain being based on a nonbinding memorandum of understanding and not a contract.

We have limited insurance coverage, page 40

13.	We note that you “maintain various insurance policies to safeguard against risks and unexpected events.” Please expand your disclosure to specify the insurance policies that you maintain.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Revised Draft Registration Statement to specify the insurance policies that it maintains.

Corporate History and Structure, page 80

14.

We note your disclosure regarding the 2024 Reorganization. Please disclose the reason for the separation and reorganization and clarify whether the 2024 Reorganization resulted in material changes in operation and/or personnel. In doing so, discuss the lines of business of the entity or entities that previously provided the products and services that Antalpha Platform Holding Company currently provides and why your particular line of business was chosen to be separated. If and where appropriate, please also disclose whether the 2024 Reorganization may impact the company’s results of operations. Please also revise the Prospectus Summary as appropriate, including to disclose the relationship the company had to Bitmain and Northstar prior to the 2024 Reorganization.

U.S. Securities and Exchange Commission

February 5, 2025

The Company respectfully advises the Staff that prior to the 2024 Reorganization, Antalpha Holding Company, the Company’s Parent Company, and its affiliated entities, including Northstar, were involved in a number of business lines including (x) the provision of supply chain financing solutions and the technology platform Antalpha Prime to institutional and corporate participants in the Bitcoin mining industry (the “Antalpha Business”) currently undertaken by the Company and (y) other business, including the operation of a venture fund and the provision of Bitcoin loans. Each of these business lines has different risk management implications, capital requirements and staffing needs. The 2024 Reorganization was implemented so that the Antalpha Business could be consolidated into and carried out solely by the Company and its subsidiaries, and achieve enhanced and more focused risk assessment and management capabilities, improved efficiency in capital sourcing and deployment, as well as better human resource support.

Prior to the 2024 Reorganization, the Company was affiliated with Northstar by virtue of being its sister company under common ownership of the Parent Company. As part of the 2024 Reorganization, (i) assets and employees relating to the Antalpha Business were carved out of Northstar; (ii) these assets and employees, together with the equity interests in operating entities that were conducting the Antalpha Business were transferred to Antalpha Platform Holding Company, which was a wholly-owned subsidiary of the Parent Company, and these operating entities became Antalpha Platform Holding Company’s wholly-owned subsidiaries; (iii) the Parent disposed of its interests in Northstar. As of the date hereof, the Company and Northstar are no longer under common control, and the Company’s controlling shareholder, the Parent Company, does not own any interest in Northstar.

As to the potential impact to the Company’s results of operations, the Company respectfully submits that the financial statements included with the Revised Draft Registration Statement were prepared on a post-carveout basis, and therefore the Company does not expect the 2024 Reorganization to have any material impact to its results of operations.

The Company has revised the disclosure on pages 11, 12 and 85 of the Revised Draft Registration Statement accordingly.

15.

We note your corporate structure as of the date of this prospectus. Please provide separate organizational charts of the Antalpha Business both prior to and after the 2024 Reorganization, identifying the entities involved, their jurisdiction of incorporation, and the location of their principal executive offices. This should include, but not be limited to, the jurisdiction of incorporation and the location of the principal executive offices of your parent company and any subsidiaries. In addition, please clarify whether Antalpha Holding Company continues to be your parent company, and if so, display this in your organization chart. In doing so, please clarify the distinction between Antalpha Technologies Holding Company, which appears to beneficially own 77.9% of your shares, and Antalpha Holding Company.

In response to the Staff’s comment, the Company has revised the structure chart on page 85 of the Revised Draft Registration Statement to display Antalpha Holding Company and Antalpha Technologies Holding Company. The Company respectfully submits that Antalpha Technologies Holding Company is currently the registered holder of 77.9% of the Company’s shares, while Antalpha Holding Company is the registered holder of 100% of Antalpha Technologies Holding Company’s shares. The Company does not believe separate disclosure of its organizational chart prior to the 2024 Reorganization would be meaningful to investors, as such a chart would not provide any information about the entities conducting the Antalpha Business today.

U.S. Securities and Exchange Commission

February 5, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics

Bitcoin collateral value on loans facilitated, page 84

16.

You disclose that you provide Hashrate loans and that these loans are collateralized by the Bitcoins mined on specified machines over the duration of the loan. To provide a comprehensive understanding of your business, please disaggregate Bitcoin mined held as collateral for Hashrate loans, consistent with your disaggregation of loans and related revenues.

The Company respectfully advises the Staff that it is not practicable to disaggregate Bitcoin mined held as collateral for hashrate loans. For customers who take out both mining machine loans and hashrate loans, the Company generally monitors collateral on the loan portfolio of the customer on an aggregate basis. The Company’s risk management policy considers the loan-to-value of a customer’s loan portfolio to factor into the potential decline in mining machine value over time, as well as the incremental value generated by each newly minted Bitcoin. It would not be possible for the Company to apportion the collateral for each customer between such customer’s mining machine and/or hashrate loans. The Company has revised page 90 of the Prospectus to disclose this.

17.

You disclose that you service Bitcoin loans funded by Northstar and for which you do not bear loan default risk. Please tell us and enhance your disclosures, how and why you consider the Bitcoin collateral value on Bitcoin loans serviced in evaluating customer capacity to do more financing with you.

The Company respectfully advises the Staff that Bitcoin collateral value impacts the ability of its customers to take out Bitcoin loans from Northstar, as Northstar sets a target loan-to-value (LTV) on its Bitcoin loans. As such, an increase in Bitcoin collateral value enables its customers to take out additional Bitcoin loans from Northstar, which in turn increases the fees that the Company earns from servicing such loans. The Company has revised the disclosure on page 104 of the Prospectus to clarify that an increase in Bitcoin loan collateral value not only increases customer capacity to do financing with the Company, but also increases customer capacity to take out Bitcoin loans from Northstar.

18.	Consistent with your disclosure on page 4, please enhance to disclose that you rehypothecate Bitcoin collateral to Northstar that your customers pledge on their loans from you.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement to disclose that it rehypothecates Bitcoin collateral to Northstar that the Company’s customers pledge on their loans from the Company.

Factors Affecting Our Results of Operations

Terms of our borrowings, page 86

19.

You disclose that the collateral you provide on your borrowings is primarily in the form of Bitcoin. Tell us and enhance your disclosures to explain the source of Bitcoin that you use in collateralizing your borrowings.

The Company respectfully advises the Staff that the source of the Bitcoin used to collateralize its borrowings is the Bitcoin collateral that its customers pledge on their loans from the Company. The Company has revised page 92 of the Revised Draft Registration Statement to disclose this.

U.S. Securities and Exchange Commission

February 5, 2025

Liquidity and Capital Resources, page 92

20.

Please tell us and enhance your discussion to address how the potential decline in the price and/or value of Bitcoin collateral, below the value of loan payable to your funding partner, would impact your working capital and the strategies you would undertake to address.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement to enhance the disclosure regarding the impact of a potential decline in the price and/or value of Bitcoin collateral on its working capital and strategies.

Non-GAAP Measure, page 92

21.

We note that you remove income tax expense/benefit from your Non-GAAP net income (loss). As Non-GAAP net income performance measures should include income taxes commensurate with the non-GAAP measure of profitability, please either include the appropriate level of income taxes or change the title of your measure to not imply that it is a net income performance measure. Refer to Compliance and Disclosure Interpretations Question 102.11 on Non-GAAP Financial Measures.

In response to Staff’s comment, the Company has revised the title of its non-GAAP measure to adjusted EBITDA and has revised the Revised Draft Registration Statement accordingly.

Cash Flows, page 94

22.

Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please revise your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 5.B of Form 20-F and Sections 1.B. and IV.B. of Release No. 33-8350 and Release No. 33-10890 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100-101 of the Revised Draft Registration Statement to enhance its discussion of the quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends.

Critical Accounting Estimates, page 97

23.

We note your disclosure of critical accounting estimates. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the

U.S. Securities and Exchange Commission

February 5, 2025

description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 5.E of Form 20-F and Release No. 33-10890 for additional guidance.

In response to the Staff’s comment, the Company has revised pages 102 to 103 to enhance its disclosure of critical accounting estimates.

Quantitative and Qualitative Disclosures about Market Risk, page 98

24.

You identify interest rate risk and crypto asset risk as market risks that could impact future financial operating results. Please tell us how you have considered the guidance in Instruction 3.A to Item 11(a) of Form 20-F in preparing your disclosures and address the following in your response:

•

Tell us why you are unable to estimate the impact to your financial results from changes in interest rates considering the changes disclosed on page 83 and your disclosure on page 109, that under the terms of your loan agreement, interest is equal to the federal funds rate, plus a margin that varies from .2% to 1.2% per annum.

The Company respectfully advises the Staff that the Draft Registration Statement had stated that quantifying the impact of market interest rate fluctuations on net income is complex due to the interrelated effects of various factors. Based on the Company’s historical observations, changes in market interest rates influence not only funding costs but also customer fee rates, fair value of crypto assets, loan demands, and other business variables, making it difficult to isolate and quantify the net impact on profitability.

However, using a simplified and direct assumption that only funding costs are affected by market rate changes, without adjusting customer fee rates or considering other factors, the Company estimates that a 100 basis point increase or decrease in the USD benchmark interest rate would result in an estimated change in operating income of approximately $1.2 million, $0.5 million, and $3.2 million for the year ended December 31, 2023, and the nine months ended September 30, 2023, and September 30, 2024, respectively. The Company has revised page 104 of the Revised Draft Registration Statement to disclose this.

•

How you are able to identify the increased risk of significant loss if any asset held as collateral declines in value or if a particular borrower or loan fails to perform as expected but not provide underlying calculations of the increased risk of significant loss when the substantial majority of collateral held is Bitcoin.

The Company respectfully advises the Staff that machine loans are generally provided at an LTV of 50% and the majority of the Company’s machine loans are part of bundled hashrate loans, which means that the LTV on the loan portfolio to the customer can rise with each newly minted Bitcoin. If the customer LTV increases to a certain threshold, the Company may decide to cease providing additional hashrate loans to the customer, thereby replenishing the customer’s LTV as new Bitcoin is minted. Hashrate loans have less risk, as the loan is only extended when there is adequate value in minted Bitcoin to cover the lagging operating-expense billing. For the foregoing, it is not practicable to quantify a loss to the Company purely on the basis of changes in the price of Bitcoin, as the Company is unable to estimate the incremental value to be derived from future mining on the customer’s machines. The Company has revised page 104 to disclose the foregoing.

U.S. Securities and Exchange Commission

February 5, 2025

Business

Overview, page 100

25.

You disclose that mining machines purchased through your financing are already on-rack and can be readily switched over to start mining Bitcoin. Please enhance to disclose if the mining machines are new or used and the estimated average remaining useful life.

The Company respectfully advises the Staff that the machines are already in operation at the time of purchase. As of September 30, 2024, most of the mining machines held as collateral by the Company were Bitmain S19XP machines, which the Company estimates can operate profitably for an additional two years based on past product iteration cycles and subject to their operating efficiency relative to the other machines in the market. In each case, the Company believes all the mining machines that the Company has on hand can operate beyond the remaining duration of the applicable loan terms. The Company has revised pages 2, 9 and 117.

26.

We note your disclosure on page 103, “Northstar has historically provided almost all of the funding for the loans we originated and we rehypothecate to Northstar the Bitcoin collateral that our customers pledge on their loans from us.” Please clarify your role in the lending process and in taking security over the collateral. In particular, clarify whether you borrow funds from Northstar in order to provide loans, or if Northstar transfers the funds directly to borrowers or third parties. Please also clarify the movement of collateralized Bitcoin during the term of the loan.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of the Revised Draft Registration Statement to clarify the Company’s role in the lending process vis-à-vis Northstar.

27.

We note that your top three borrowers represented a majority of your revenue as of September 30, 2024. Additionally, we note on page F-30 that four customers each accounted for more than 10% of your total revenue for the nine months ended September 30, 2024. Please revise this section to discuss this customer concentration. Please disclose any material terms of your agreements with these customers. Lastly, please file any material agreements with these entities if required by Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 27 and 116 of the Revised Draft Registration Statement to more prominently disclose the customer concentration and related risks.

In addition, the Company respectfully submits that each of the four customers utilize standard loan agreements with respect to their loans. These standard terms and conditions cover key loan terms, such as term or fee rate, which are disclosed under “Business—Our Products and Services.” As such, the Company believes that the Revised Draft Registration Statement contains sufficient disclosure regarding the material terms of its agreements with these four customers.

The Company respectfully submits that it does not believe its agreements with these entities are required by Item 601(b)(10)(ii)(B) of Regulation S-K. In particular, as the Company’s agreements with these four customers are standard loan agreements, they are contracts that ordinarily accompany the kind of business conducted by the Company and thus made in the ordinary course of business. Additionally, the Company does not believe that it is substantially dependent on any one of its contracts with these four customers, as no contract represents the sale of the major part the Company’s products or services, and therefore none of these contracts are required to bye filed by Item 601(b)(10)(ii)(B) of Regulation S-K.

U.S. Securities and Exchange Commission

February 5, 2025

Our Competitive Strengths

Asset-light model, page 103

28.

You disclose that you typically require a loan-to-value (LTV) on collateral of between 50% and 80% at loan origination, depending on the type of loan and other factors. You also disclose that you require overcollateralization at origination. Tell us, and enhance your disclosures throughout your registration statement, the type and denomination of collateral, excluding the mining equipment, that results in overcollateralization at origination. In your revised disclosure, clarify how overcollateralization at origination is achieved. In this regard, clarify whether your customer must make a 20% to 50% down payment for the equipment directly to Bitmain or whether in addition to the security interest in the mining equipment you require the posting of additional collateral or whether there is some other mechanism to achieve overcollateralization at origination.

The Company respectfully advises the Staff that, for customers with mining machine loans, the overcollateralization requirement is satisfied at origination by the Company’s customer making a 50% down payment for the mining machine directly to Bitmain. Bitmain will then issue the Company a payment invoice for the remaining 50%, which the Company will settle with Bitmain. For customers who also have hashrate loans (which are the majority of the Company’s supply chain loan borrowers), the overcollateralization requirement is satisfied by the security the Company has over the Bitcoin generated from specified mining machines. These machines are housed in mining sites owned by third-party operators (from whom Bitmain leases premises) to which the Company has access, providing the Company with control over the Bitcoin collateral and the mining machines secured as collateral.

The Company has revised pages 7 and 111 of the Revised Draft Registration Statement to disclose the foregoing more clearly.

Our Growth Strategies, page 103

29.	We note your disclosure that you have the goal of transitioning your business toward an “annuity-like model.” Please expand your disclosure to explain how an “annuity-like model” would work.

In response to the Staff’s comment, the Company has revised pages 5 and 108 of the Revised Draft Registration Statement to remove the reference to an “annuity-like model” and clarify that its intention is to leverage the combination of mining machine and hashrate loans, which have historically led customers to increase their loan volumes over time, to gain visibility into future revenue, as well as drive total loan volume and balances.

Our Technology Platform, page 105

30.	Please tell us and enhance your disclosures to provide a comprehensive description of Antalpha Prime, to include the following:

•	If customers pay a fee to have access to Antalpha Prime;

•	Services and information available to customers of Antalpha Prime; and

•	How Antalpha Prime enables your customers and you to closely monitor collateral positions.

U.S. Securities and Exchange Commission

February 5, 2025

The Company respectfully advises the Staff that:

•	All customers with outstanding loan balances can use Antalpha Prime. In other words, the technology fees charged on the loans include the use of the Antalpha Prime platform.

•

Antalpha Prime offers a range of features that enable the Company’s customers to, among other things, manage their loan orders, monitor and view their pledged collateral and the interest on their loans, pay for loan orders, check on MPC addresses, and more.

•

In particular, with respect to monitoring collateral positions, customers can use Antalpha Prime to monitor the value of their collateral, outstanding principal, and LTV in near real time, making it easier and more convenient for them to manage their borrowing position.

The Company has revised pages 5, 6 and 110 to disclose additional information about Antalpha Prime, including the foregoing.

Our Key Strategic Partners, page 107

31.

Please revise this section to provide more information about Bitmain and Northstar. In particular, clarify what type of business Northstar is primarily engaged in, where it is incorporated and headquartered, where it primarily conducts its business, whether it provides funding to entities outside of those that your company services, and the regulations to which it is subject. To the extent applicable and not already provided, please also disclose the same for Bitmain.

In response to the Staff’s comment, the Company has revised page 113 of the Revised Draft Registration Statement to disclose additional information about Northstar. However, the Company respectfully submits that, as the Company is no longer affiliated with Northstar, it is not in a position to definitively comment on the Northstar’s activities beyond Northstar’s relationship with the Company, such as with respect to whether it provides funding to entities outside of those that the Company services or the regulations to which Northstar is subject.

Similarly, the Company is not in a position to comment extensively on the Bitmain’s activities beyond Bitmain’s relationship with the Company. The Company believes that the existing disclosure about Bitmain—including that it is the largest Bitcoin mining machine supplier in the world—provides investors with meaningful information about the scope and nature of Bitmain’s global activities.

32.

We note your disclosure on page F-24 relating to the framework agreement you entered into with Cobo Global Limited whereby you agreed to make a series of payments to Cobo from 2023 through 2027. Please disclose the material terms of this agreement, including the rights and obligations of each party, the total consideration to be paid under the agreement, and the term and termination provisions. To the extent material, please file the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 114-115 of the Revised Draft Registration Statement to disclose the key terms of its agreement with Cobo Global Limited (the “Cobo Agreement”). Item 601(b)(10) of Regulation S-K specifies that “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” must be filed as exhibits to Securities Act and Exchange Act filings. Item 601(b)(10)(ii) provides

U.S. Securities and Exchange Commission

February 5, 2025

guidance as to the types of contracts that are made in the ordinary course of business, stating that a contract will be deemed to have been made in the ordinary course of business “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.” Given that the Company operates in the digital asset space and generates revenues from technology fees on loans, the Company believes that the Cobo Agreement, which provides for the use of multi-party computation (“MPC”) technology, is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. Even if the Cobo Agreement were not considered to be made in the ordinary course of business, the Company does not consider the contract to be material. Materiality is assessed on quantitative and qualitative factors. From a quantitative perspective, given the trends in the Company’s revenue growth, the Company does not believe that the Cobo agreement will represent a material portion of revenue going forward. From a qualitative perspective, the question is whether there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to the investor. While the Company believes the fact that Antalpha Prime uses MPC technology is a material fact, the other terms of the Cobo Agreement would not significantly alter the total mix of information available to investors. Additionally, the key terms of the Cobo contract are disclosed on pages 114-115 of the Prospectus. Finally, even if the contract were not immaterial in amount or significance, the Company respectfully submits that the Cobo Agreement is not a contract of the type specified in Item 601(b)(10)(ii)(A), (B) (C) or (D). In particular, it is not a contract upon which the Company is substantially dependent for purposes of Item 601(b)(10)(ii)(B), as the Company would be able to provide its services to customers in the absence of the Cobo agreement. As such, the Company does not believe that the Cobo Agreement is required to be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Total Loans Outstanding, page 109

33.

You disclose that your machine loans typically have a term of two years and disclose loans outstanding as of period end and weighted average financing fee rate for the periods presented. In an effort to provide a comprehensive understanding of your business and activities, please address the following:

•	Disclose in table format, total volume of mining machine loans originated and repaid for the periods presented; and

•

Tell us and enhance your disclosure to clarify how supply loans originated for the nine months ended September 30, 2024 of $759 million as disclosed on page 81 reconciles to $415.3 million of new loans disclosed on page 90.

In response to the Staff’s comment, the Company respectfully submits that:

•

The Company has revised pages 87, 88, 115 and 116 of the Revised Draft Registration Statement to disclose, in table format, total volume of mining machine loans originated and repaid for the periods presented; and

•

The Company has revised pages 87, 88, 115 and 116 to clarify that $759 million is a cumulative figure that includes the beginning balance of $344 million and the new loans of $415.3 million originated during the period.

Crypto Assets in Our Business, page 114

34.

We note your disclosure on page F-19 that you maintain your crypto assets in a centralized account provided by a third-party licensed custodian. We also note your disclosure on page 114 that you maintain digital assets provided by your customers as collateral in a centralized account with a third-party wallet service provider. Please clarify whether you keep the crypto assets you receive as payment for the financing fee or technology services platform fee in a separate account than the accounts you use to maintain your customers’ collateral. For each account, please also disclose the material terms of your agreement with the third-party licensed custodian and/or third-party wallet service provider.

U.S. Securities and Exchange Commission

February 5, 2025

The Company respectfully advises the Staff that (x) digital assets received as payment for technology fees and (y) customers’ collateral are maintained in different digital addresses. In particular, digital assets received as payment for technology service fees are transferred from customers to the Company’s digital address. In contrast, because the Company rehypothecates customers’ collateral, such collateral is transferred to a digital address maintained by Northstar at the Company’s instruction. The Company has revised page 121 to disclose the foregoing in more detail.

The Company respectfully submits that, in the Draft Registration Statement, the terms “third-party licensed custodian” and “third-party wallet service provider” referred to Cobo. In the Revised Draft Registration Statement, the Company has revised its disclosure throughout to use the term “third-party licensed custodian” for consistency. Additionally, key terms of the Cobo Agreement are disclosed on pages 114-115 of the Revised Draft Registration Statement.

35.

We note your disclosure that you exchange Bitcoin, USDT, and USDC for fiat currency through established cryptocurrency exchanges to meet your working capital requirements. Please disclose the frequency with which you exchange your crypto assets into fiat currency, the cryptocurrency exchanges that you use to do so, and disclose the material terms of any agreements with cryptocurrency exchanges to which you are party. Please also identify the specific crypto assets involved in any of your transactions and discuss the methodology used to calculate the conversion of crypto assets to USD or other fiat currency in your lending process.

The Company respectfully advises the Staff that, historically, the Company met its fiat currency needs primarily through capital injections from its shareholders. Going forward, the Company expects to convert a portion of its USDT and Bitcoin into US dollars through regulated exchanges for operational use. The Company will evaluate its fiat currency needs, but it is expected that it will convert such crypto assets into fiat currency approximately once a month to meet the operating expenses for that month, with the amount converted being determined based on the working capital budget then in place. The Company has revised page 121 of the Revised Draft Registration Statement to disclose the foregoing.

Employees, page 115

36.	Please disclose, if possible, a breakdown of persons employed by geographic location. Refer to Item 6.D of Form 20-F.

The Company respectfully advises the Staff that while it has offices in Singapore and Hong Kong, as is disclosed on page 122 of the Revised Draft Registration Statement, it values flexibility and permits its employees to work remotely in locations where it does not have offices. As such, it is not possible to disclose a detailed breakdown of persons employed by geographic location as a substantial portion of its employees work on a flexible or remote basis.

Management

Directors and Executive Officers, page 125

37.

We note your disclosure that Mr. Xin Jin has served as your Chief Executive Officer since 2021. Please reconcile this disclosure with your disclosure elsewhere that the company’s supply chain financing business commenced operation in 2022 and that Antalpha Platform Holding Company was incorporated in August 2023. In doing so, identify the entities for which Mr. Xin Jin served as Chief Executive Officer prior to incorporation of your company in August 2023.

U.S. Securities and Exchange Commission

February 5, 2025

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Revised Draft Registration Statement to reconcile the disclosures relating to Mr. Xin Jin’s tenure as chief executive officer, when the Company commenced operations, and when Antalpha Platform Holding Company was incorporated. The Company respectfully advises the staff that Mr. Xin Jin is the founder of the Company and has served as chief executive officer since inception.

Combined and Consolidated Balance Sheets, page F-3

38.

You disclose that the combined and consolidated financial statements have been prepared to reflect the 2024 Reorganization as if such took place since inception, that resulted in 77,000,000 ordinary shares issued and outstanding presented on a retroactive basis. Please tell us and or revise as necessary, why you present net parent investment and not additional paid in capital to reflect the substance of the reorganization.

The Company respectfully advises the staff that the 77,000,000 ordinary shares were issued upon completion of the 2024 Reorganization in November 2024. In line with accounting guidance and market practice, the Company has retroactively presented the stock split effect but does not retroactively reflect the entire reorganization. To ensure clarity, the Company has revised have revised Note 16 on page F-30 to state: “The above transactions are considered stock split (or reverse stock split) in nature, which were presented on a retroactive basis for the periods presented.” This revision ensures that investors understand that while the stock split is reflected retroactively, the reorganization itself is not.

As the Company was part of a carve-out prior to the 2024 Reorganization, net parent investment (NPI) appropriately represents the total net effect of transactions between the Company and its Parent. This treatment aligns with industry practices for carve-outs, as outlined in peer disclosures. Therefore, we believe the classification of NPI prior to the reorganization is appropriate and does not require retrospective reclassification into Additional Paid-in Capital (APIC).

Combined and Consolidated Statements of Cash Flows, page F-6

39.

We note no cash flows from loans receivables or loans payable and related collateral transactions on your statements of cash flows. We also note that your supplemental schedule of non-cash activities does not appear to explain all the activity in these accounts for the nine months ended September 30, 2024. Please address the following, referencing where appropriate the authoritative literature you rely upon to support your presentation:

•	Tell us how you reflect cash flows from loans receivable and payable and related collateral transactions on your statements of cash flows.

The Company respectfully submits that the fund flows related to Antalpha’s crypto accounts are reflected in the supplemental cash flow information. However, during the carve-out period, fund flows within non-Antalpha accounts under the Parent Group were not included in the cash flow statements, as these transactions were not processed through Antalpha’s accounts. The resulting loan and collateral balances arising from the changes in fund flows during the carve-out have been appropriately assigned to Antalpha in the financial statements.

The Company recognizes the importance of accurately reflecting cash flow activities associated with Antalpha’s operations throughout the carve-out period. Accordingly, the Company has revised pages F-6, F-7 and F-23 of the Revised Draft Registration Statement to provide a clear and comprehensive disclosure of all relevant activities, including transactions processed through both Antalpha and non-Antalpha accounts that pertain to the Company’s business. These revisions ensure that the statement of cash flows and the supplemental schedule of non-cash activities fully capture the impact of such transactions.

U.S. Securities and Exchange Commission

February 5, 2025

•	Tell us why you have no activity presented in your supplemental schedule of non-cash activities for the 2023 periods.

The Company acknowledges that the fund flows from the Parent Group’s non-Antalpha accounts related to the business assigned to Antalpha were not included in the Draft Registration Statement. The Company has revised pages F-6, F-7 and F-23 of the Revised Draft Registration Statement to include supplementary disclosures to account for these fund flows, which were managed under the Parent Group before Antalpha’s independent operations began. These additional disclosures aim to provide clarity and ensure the financial information is more comprehensible.

Allowance for expected credit loss, page F-13

40.

We note your disclosure regarding your use of the collateral maintenance provision practical expedient in determining your allowance for expected credit losses. Although you disclose throughout your filing that your loans receivable are overcollateralized on an aggregate basis, you do not appear to discuss your collateral maintenance provision. Please address the following:

•	Tell us and revise your disclosure to discuss your collateral maintenance policies. Explain the thresholds triggering a request for additional collateral.

The Company respectfully submits that, the Company closely monitors the loan-to-value (LTV) ratio on its loan orders to ensure adequate collateralization. Under hashrate loans, a customer extends additional financing to cover for its operating expenditure on a lagging basis. If the LTV on a hashrate loan exceeds a specified threshold, which typically ranges from 60% to 80% depending on the market conditions, the Company can suspend future lending. Nevertheless, the hashrate-loan customer remains obligated to maintain the mining hashrate, thereby allowing all subsequently mined Bitcoin add to the customer’s collateral deposit and reduce the LTV. Although this right is limited to hashrate loans, mining machine loans in most cases are bundled with hashrate loans, and, in such cases, the Company typically assesses the LTV at the loan portfolio level of the customer, which helps improve risk management on mining machine loans.

On a monthly basis, the Company’s Credit Committee conducts a comprehensive review of loan orders and customer loan portfolios, including assessing the market value of the collateral securing each loan. The Company aims to avoid having a customer’s LTV rise above 100%. In situations where an LTV approaches 100%, the Company may consider expected incremental mining rewards and market conditions in determining whether additional collateral is necessary and whether allowance provisions are necessary. As of each balance sheet date, management believes that the loans on its combined and consolidated balance sheets were adequately collateralized, and no customer portfolio had an LTV above 100%. Accordingly, no allowance on credit loss was recorded for the reporting periods.

The Company has revised page F-14 of the Revised Draft Registration Statement to include supplementary disclosures to clarify its collateral maintenance policies, including the LTV thresholds that trigger additional collateral requests and the Company’s ongoing monitoring procedures to ensure all loans remain adequately collateralized.

•

Tell us whether any of your loans at the balance sheet dates in your submission have collateral values less than 100% of the outstanding loan balance. If so, tell us the amounts of these loans, the value of the collateral and why you do not have an allowance for expected credit losses on those loans.

The Company respectfully confirms that, at the balance sheet dates included in the Revised Draft Registration Statement, no loans had collateral values less than 100% of the outstanding loan balance. As a result of the Company’s policies and procedures, all loans at the balance sheet dates were adequately collateralized, and no allowance for expected credit losses was deemed necessary during the reporting period.

The Company has revised page F-14 of the Revised Draft Registration Statement to include supplementary disclosures to clarify its collateral maintenance policies, including the LTV thresholds that trigger additional collateral requests and the Company’s ongoing monitoring procedures to ensure all loans remain adequately collateralized.

U.S. Securities and Exchange Commission

February 5, 2025

Notes to Combined and Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Loan receivables, page F-13

41.	Please tell us and enhance your disclosure to address the following:

•	If the interest rate is fixed or variable;

The Company respectfully submits that all loans are issued with fixed technology financing fee rates, and has revised page F-14 of the Revised Draft Registration Statement to disclose this.

•	The duration of the loans, if fixed or open-ended; and

The Company respectfully submits that the terms of the loans vary by type: standalone hashrate loans are open-ended, while mining machine loans have a term of two years, and bundled hashrate loans have the same maturity date as the mining machine loans to which they are bundled. revised page F-17 of the Revised Draft Registration Statement to disclose this.

•	If borrowers can elect to prepay loans and if so, if there is a pre-payment penalty or fee.

The Company respectfully submits that both the Company and its customers have the right to initiate full repayment of outstanding machine loans and bundled hashrate loans, provided that the initiating party gives a written notice to the other party 60 days before. Such notice shall be provided at least 30 days after the later of (i) the effective date of the machine loan or (ii) the effective date of the latest bundled hashrate loan. Prepayments must cover all outstanding amounts, and no prepayment penalty or fee applies. Standalone hashrate loans are typically collateralized by the Bitcoin generated from specified mining machines and are provided on an open term basis. Both parties can terminate the loan with a 30-day notice, provided that Borrower shall not give such notice prior to the day falling 90 days from the relevant loan effective date. which provides the Company more flexibility on its liquidity management. Loans issued by the Company carry fixed technology financing fee rates. The Company has revised page F-14 of the Revised Draft Registration Statement to disclose this.

42.

Tell us your consideration for providing credit quality information disclosure for your loans receivables as stipulated in ASC 326-20-50-4 through 50-9 and aging status disclosures under ASC 326-20-50-14.

In response to the Staff’s comment, the Company respectfully submits that, as of September 30, 2024, all loans receivable were current, except for one customer (“Z”), whose accounts receivable totaling $1.68 million were past due. Despite this, the loan terms for Customer Z remained in compliance, and the past-due amount was fully repaid during the fourth quarter of 2024. As of December 31, 2023 and 2024, all loans receivable were current, with no overdue balances.

Given the overcollateralized nature of the Company’s loans and the low risk of default in our portfolio, the Company did not identify the need for significant additional credit quality disclosures. Nevertheless, in view of the Staff’s comment, the Company has revised page F-25 of the Revised Draft Registration Statement to disclose additional credit quality information and provide aging status disclosure. The Company believes this additional disclosure provides a comprehensive understanding of the Company’s credit quality and risk management policies.

U.S. Securities and Exchange Commission

February 5, 2025

Crypto asset collateral payable to customers, page F-14

43.

You disclose that crypto assets collateral payable to customers recognized in conjunction with lending arrangements with your customers are remeasured at fair value, with changes in fair value recognized in net income. We also note you present fair value gains (losses) on crypto assets held and crypto-denominated liabilities due to related party, net, separately in your combined and consolidated statements of operations. Please tell us and enhance your disclosures to address the following:

•	Clarify which line-item changes in the fair value of crypto asset collateral payable is recognized in your combined and consolidated statements of operations;

In response to the Staff’s comment, the Company respectfully submits that the Company operates as an intermediary by immediately re-pledging customer-collateralized crypto assets to its funding partner to obtain loans. As a result, any fair value gains or losses arising from changes in the value of crypto asset collateral payables to customers are offset by corresponding fair value gains or losses on crypto asset collateral receivables from the funding partner. Given this direct offset, the net effect of fair value gains or losses is zero. Consequently, these items are not presented as separate line items in the combined and consolidated financial statements. Nevertheless, in view of the Staff’s comment, the Company has revised page F-15 of the Revised Draft Registration Statement to clarify the net presentation, disclose the zero net effect and enhance narrative disclosure. The Company believes these additional disclosures will provide greater transparency into the treatment of crypto asset collateral in its financial statements.

In view of the Staff’s comment, the Company has revised page F-15 of the Revised Draft Registration Statement to clarify the net presentation and disclose the zero net effect.

•	If you require certain crypto assets as collateral; and

In response to the Staff’s comment, the Company respectfully submits that it generally requires Bitcoin as the primary form of collateral for loans provided. However, in certain instances where a customer withdraws Bitcoin to settle outstanding obligations, the remaining balance, if in small residual amount, may come back to the Company as USDT. Such residual balance would be included in the collateral balance reflected in the financial statements.

In view of the Staff’s comment, the Company has revised page F-15 of the Revised Draft Registration Statement to enhance the narrative disclosure.

•	Assuming no defaults, whether you are required to return the same quantity and type of crypto asset received as collateral or whether you have the right to return other assets of equivalent value.

In response to the Staff’s comment, the Company respectfully submits that its loan agreement template stipulates that collateral shall be returned in the same type of asset originally provided by the borrower assuming no defaults.

In view of the Staff’s comment, the Company has revised page F-15 of the Revised Draft Registration Statement to clarify the above.

U.S. Securities and Exchange Commission

February 5, 2025

Crypto assets collateral receivable from related party, page F-14

44.

Please tell us and enhance to disclose how you measure crypto assets pledged as collateral and subsequently identify, account and remeasure. Also, revise your disclosure to indicate, assuming no defaults, whether Northstar is required to return the same quantity and type of crypto asset posted as collateral or whether it has the right to return other assets of equivalent value.

In response to the Staff’s comment, the Company respectfully submits that crypto assets pledged as collateral are initially measured at their fair value on the date they are received. Subsequent to initial recognition, the fair value of the collateral is remeasured periodically, with any changes in fair value recognized in the Company’s financial statements. These remeasurement gains or losses are netted across all collateral accounts, resulting in no separate line-item presentation due to the immediate back-to-back pledging structure with the funding partner.

The Company confirms that under the agreement between Northstar and the Company, only Bitcoin is stipulated as the acceptable form of collateral. Northstar is obligated to return the same quantity and type of crypto asset posted as collateral upon the borrower’s full repayment of all obligations, provided there are no defaults. The agreement does not grant Northstar the right to return other assets of equivalent value.

The Company has revised page F-15 of the Revised Draft Registration Statement to clarify that, assuming no defaults, Northstar is required to return the same quantity and type of Bitcoin posted as collateral, consistent with the terms of our agreement with Northstar.

Loan payables to related party and funding cost, page F-15

45.	Please tell us and enhance to disclose the following:

•	The denomination your loan arrangements are funded;

In response to the Staff’s comment, the Company respectfully submits that the borrowings are denominated in USD, as shown on page F-17 of the Draft Registration Statement.

•	How the borrowings are funded, including whether the cash is funded directly to Bitmain or your customer or whether it flows through you;

In response to the Staff’s comment, the Company respectfully submits that during the pre carve-out period, fund flows on its customer loans were facilitated through non-Antalpha accounts under the Parent Group, as the Company did not have its own accounts. Following the Company’s carve-out and commencement of independent operations, fund flows are now facilitated through the Antalpha Prime platform using Cobo technologies, with funds directed either to customers or to supply chain vendors, such as the mining machine supplier or hosting service providers.

The Company has revised page F-17 of the Revised Draft Registration Statement to reflect the above clarification.

U.S. Securities and Exchange Commission

February 5, 2025

•	If you are able to use the borrowed loans at your discretion and whether there are any constraints, including on the underlying collateral; and

In response to the Staff’s comment, the Company respectfully submits that proceeds from the loan agreement with Northstar is primarily used to facilitate financing for its customers, under a variable rate structure. The loan proceeds may be used for supply chain loans, and other purposes as mutually agreed upon from time to time.

The Company rehypothecates Bitcoin pledged by its customers to Northstar. Under the loan agreement with Northstar, the Company is obligated to transfer the Bitcoin collateral to an address designated by Northstar, who, in turn, shall grant the Company monitoring access to the collateral held at the designated address. Northstar is not permitted to transfer the collateral to another address without the Company’s prior written consent, which allows the Company to have transparency and oversight over the collateralized assets.

The Company has revised page F-17 of the Revised Draft Registration Statement to reflect the above clarification.

•	If the funding-cost fee is fixed or variable.

In response to the Staff’s comment, the Company respectfully submits that the funding cost on the borrowings from the funding partner is based on a variable rate structure. Specifically, the funding cost is determined as T + 20bps to 120bps, where “T” represents the benchmark rate. The specific spread (bps) applied over the benchmark rate is fixed for a defined period, as agreed upon between the Company and the funding partner. The spread is subject to periodic negotiation and may vary depending on prevailing market conditions and the terms mutually agreed upon. This structure allows the funding cost to align with market dynamics while maintaining a fixed spread over the benchmark rate for defined intervals.

The Company has revised page F-17 of the Revised Draft Registration Statement to reflect this information.

Revenue recognition

Technology financing fees, page F-16

46.

We note your policy disclosure referencing ASC 606. Please tell us whether you believe your financing fee revenue falls under the scope of ASC 606 and specifically explain your consideration of the scope exception for receivables under ASC 310 as stipulated in ASC 606-10-15-2c1.

In response to the Staff’s comment, the Company respectfully submits that it earns technology financing fee revenue through its supply chain financing business, which is primarily collateralized by mining machines and/or crypto assets such as Bitcoin. The Company provides technology and services throughout the duration of the loans to support crypto asset transactions and manage associated risks. As such, the technology financing fees are recognized on a straight line basis over the term of the loan.

Furthermore, ASC 310 is applicable to receivables that are financial instruments in accordance with ASC 310-10-05-4. As Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves and as Tether has held precious metals and other non-financial assets in its reserves, it does not appear that USDT, with which 99% of our receivables are settled, meets the definition of a financial instrument under ASC 825-10-20.

Regarding the inquiry into the scope of ASC 606, the Company has carefully considered whether the technology financing fee revenue falls under the scope of this standard and whether the scope exception for receivables under ASC 310 applies. The Company concludes that its technology financing fee revenue is not subject to the exception in ASC 606-10-15-2c1 because the technology fees are directly linked to the provision of technology and services over the loan period, and not solely to the collection of receivables.

In consideration of the above, the Company recognizes technology financing fee revenue in accordance with the five-step model of ASC 606 as follows:

1.	The contract with the customer is identified.

U.S. Securities and Exchange Commission

February 5, 2025

2.	The performance obligations, such as loan servicing, management and technology platform usage, are recognized.

3.	The transaction price is determined, reflecting the technology financing fee earned over the loan period.

4.	The transaction price is allocated to the performance obligations in the contract.

5.	Revenue is recognized as each performance obligation is satisfied over the life of the loan.

Technology financing fee revenue is recognized ratably over the loan term as the services are provided to the customer.

The Company has revised page F-17 of the Revised Draft Registration Statement to reflect the above clarification.

Technology services platform fee, page F-16

47.

As it appears that Northstar’s bitcoin loans are denominated in bitcoin, please tell us whether your technology service platform fees are denominated in bitcoin, U.S. dollars or some other asset regardless to how they are settled. To the extent your fee is denominated in bitcoin, tell us how you value any bitcoin received and your consideration of the guidance in ASC 606-10-32-21 to value noncash consideration on the date of contract inception.

In response to the Staff’s comment, the Company respectfully submits that Northstar’s Bitcoin loans are denominated in U.S. dollars, as are the technology platform fees of the Company. The Company has revised page F-19 of the Revised Draft Registration Statement to reflect this information.

Note 18. Income taxes, page F-27

48.

Please tell us why it is appropriate to reflect a $1.3 million deferred tax benefit in 2023 and reference for us the authoritative literature you rely upon to support your position. In your response tell us:

•

The taxable income or loss of each year prior to 2023 up through and including 2023 included in the tax loss carry forward of $9.7 million as of December 31, 2023 as disclosed in the last paragraph of this footnote.

In response to the Staff’s comment, the Company respectfully submits that the Company’s tax losses were incurred by its two Singapore entities. As disclosed in the financial statements in the Revised Draft Registration Statement, the tax loss carryforward as of December 31, 2023, amounted to $9.7 million, which includes: (1) a tax loss of $2.5 million generated in 2021 and 2022 (as the entities were incorporated in 2021 and their first tax filing period covered from incorporation through the end of 2022); and a tax loss of $7.3 million generated in 2023.

•

Your consideration of the guidance in ASC 740-10-30-21 regarding negative evidence supporting the need for a valuation allowance on deferred tax assets and ASC 740-10-30-23 regarding the need to have objectively verifiable positive evidence to overcome negative evidence, with cumulative losses in recent years being a significant piece of negative evidence that is difficult to overcome.

The Company respectfully advises the Staff that, in accordance with ASC 740-10-30-21, the Company considered both positive and negative evidence in assessing the realizability of its deferred tax assets. While cumulative losses in recent years represent a significant piece of negative evidence, as noted in ASC 740-10-30-23, the Company has identified objectively

U.S. Securities and Exchange Commission

February 5, 2025

verifiable positive evidence that outweighs this negative evidence. Specifically, based on management’s profitability forecasts, the Company expects to generate sufficient taxable income from 2024 to 2025 to fully utilize the deferred tax assets. Given the indefinite carryforward period under Singapore tax law and the reasonable expectation of future taxable income, the Company determined that it is appropriate to recognize the deferred tax benefit.

*  *  *

U.S. Securities and Exchange Commission

February 5, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Mr. Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP